Exhibit 99.1

OceanPal Inc.
Unless the context otherwise requires, as used herein, the terms “OceanPal,” “Company,” “we,” “us,” and “our” refer to OceanPal Inc. and its consolidated subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2024, filed with the with the SEC on April 15, 2025.

Effective August 25, 2025, we effected a one-for-twenty five reverse stock split, on our then issued and outstanding shares of common stock. All share and per share amounts disclosed in his report give effect to this reverse stock split, retroactively, as applicable, for all periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2025
Our Operations
We charter our vessels to customers pursuant to time charter trips and time charter voyages with short to medium duration, although we may also charter our vessels in the spot market and on longer-term time charters.

Fleet Employment Table as of September 4, 2025
OceanPal Inc.’s fleet is employed as follows:

Dry Bulk Vessels		Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
1	CALIPSO	$7,250	5.00%	CHINA RESOURCE CHARTERING PTE. LTD	24-May-25	01-Sep-25
	2005 73,691	$10,600	5.00%	REACHY SHIPPING (SGP) PTE. LTD.	01-Sept-25	21-Oct-25	1
2	MELIA	$7,100	5.00%	CHINA RESOURCE CHARTERING PTE. LTD	09-Jan-25	01-Aug-25	2
	2005 76,225	$11,125	5.00%	CHINA RESOURCE CHARTERING PTE. LTD	01-Aug-25	01-Nov-25 – 01-Jan-26	3

Tanker Vessel		Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
3	ZEZE START 2009 49,999	$19,500	1.25%	ABU DHABI MARINE INTERNATIONAL CHARTERING HOLDINGS LIMITED	16-Feb-25	19-Sep-25	4,5

*	Total commission percentage paid to third parties.
**	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
***	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1	Redelivery date on an estimated time charter trip duration of about 50 days.
2	The charter rate was US$3,600 per day for the first forty-four (44) days of the charter period.
3	The new charter rate commenced on August 5, 2025.
4	The charter rate was US$16,750 per day for the first ninety-one (91) days of the charter period.
5	Based on latest information.

Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
Ownership days. Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
Available days. Available days are the number of our Ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
Operating days. Operating days are the number of Available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Fleet Utilization. We calculate Fleet utilization by dividing the number of our Operating days during a period by the number of our Available days during the period. The shipping industry uses Fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.
TCE rate. Time charter equivalent rate, or TCE rate, is defined as our time charter revenues less voyage expenses during a period divided by the number of our Available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
Daily vessel operating expenses. Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by Ownership days for the relevant period.
The following tables reflect our Ownership days, Available days, Operating days, Fleet utilization and TCE rate and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Ownership days	748	910
Available days	709	903
Operating days	655	884
Fleet utilization	92.4%	97.9%

Amounts in the table below are in U.S dollars	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Average Daily Results:
Time charter equivalent (TCE) rate	$6,832	$12,189
Daily vessel operating expenses	$6,747	$6,132

Amounts in the table below are in thousands of U.S dollars except for Available days and TCE rate	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Time charter revenues	$6,157	$12,424
Less: Voyage expenses	(1,313)	(1,417)
Time charter equivalent revenues	$4,844	$11,007
Available days	709	903
Time charter equivalent (TCE) rate	$6,832	$12,189
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
Time Charter Revenues
Vessel revenues were historically primarily generated from time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in undergoing drydock and/or special survey repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels; and
•	levels of supply and demand in the dry bulk and tanker shipping industry.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot time or voyage charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses
We incur voyage expenses that primarily consist of commissions and any gains or losses related to bunker prices as all our vessels are usually employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers for arranging our charters. In addition, we pay commissions to DWM, Steamship and START for the provision of management, brokerage and commercial services, pursuant to the terms of our management, brokerage and commercial management agreements.
Vessel Operating Expenses
We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred. Our vessel operating expenses generally represent fixed costs. Expenses for repairs and maintenance tend to fluctuate from period to period because most repair and maintenance works typically occur during periodic dry-dockings or special surveys. Our ability to control our vessels’ operating expenses also affects our financial results.
Vessel Depreciation
The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk and tanker vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk and tanker shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped, which we believe is common in the shipping industry. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.
General and Administrative Expenses
We incur general and administrative expenses which include compensation and fees towards our directors and consultants, restricted stock awards amortization cost, lumpsum brokerage fees, traveling, directors’ and officers’ insurance, promotional and other expenses of a listed public company, such as legal and professional expenses and other general corporate expenses. These expenses are relatively fixed and are not widely affected by the size of our fleet.

Results of Operations
Six months ended June 30, 2025 compared to six months ended June 30, 2024
(in millions of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024
Results of Operations
Vessel revenues, net	$6.16	$12.42
Voyage expenses	(1.31)	(1.41)
Vessel operating expenses	(5.05)	(5.58)
Depreciation and amortization of deferred charges	(3.23)	(3.44)
Loss on sale of vessels	(3.44)	-
Impairment loss	-	(1.09)
General and administrative expenses	(3.10)	(3.29)
Support agreement costs	-	(6.75)
Management fees	(0.65)	(0.63)
Other operating loss/(income)	(0.04)	-
Interest income	0.22	0.26
Loss on equity method investment	(0.02)	(0.02)
Other income	0.02	0.02
Net loss and comprehensive loss	(10.44)	(9.51)
Loss and comprehensive loss attributable to common stockholders	$(11.91)	$(10.32)
Vessel Revenues. Vessel revenues decreased by $6.26 million, to $6.16 million in the six months ended June 30, 2025, from $12.42 million in the six months ended June 30, 2024, mainly due to (i) the decrease in our average time charter rates as a result of the overall weaker market conditions during the six months ended June 30, 2025, and (ii) the decrease in our Operating days to 655 in the six months ended June 30, 2025 from 884 in the six months ended June 30, 2024, due to the decreased size of our fleet following the gradual sale of three of our vessels from November 2024 till June 2025.
Voyage Expenses. Voyage expenses decreased by $0.10 million, to $1.31 million in the six months ended June 30, 2025, compared to $1.41 million in the six months ended June 30, 2024, mainly due to the decrease in commissions as a result of the decrease in vessel revenues, which was partially offset by the increase in bunker losses primarily arising from the price differences in the cost of bunker fuel paid by the Company to the previous charterers on vessel re-delivery and the bunker fuel sold to the new charterers on same vessel delivery under certain of our charters and bunkers costs of our MR2 product tanker vessel that was engaged in voyage charters.
Vessel Operating Expenses. Vessel operating expenses decreased by $0.53 million, to $5.05 million in the six months ended June 30, 2025, compared to $5.58 million in the six months ended June 30, 2024, mainly due to the decreased average size of our fleet.
Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges decreased by $0.21 million, to $3.23 million in the six months ended June 30, 2025, compared to $3.44 million in the six months ended June 30, 2024, mainly due to the $0.24 million decrease in deferred dry-docking amortization costs following the sale of two vessels in the six months ended June 2025, partially offset by the increased deferred amortization costs for two vessels in the six months ended June 2025. No vessel underwent dry-dock during the six months ended June 30, 2024.

Loss on sale of vessels. The $3.44 loss on sale of vessels during the six months ended June 30, 2025, resulted from the sale of vessels Salt Lake City in February 2025 and Protefs in June 2025. No vessel was sold during the six months ended June 30, 2024.
Impairment loss.  Impairment loss in the six months ended June 30, 2024 amounted to $1.09 million and related to the classification of the M/V Baltimore in current assets, which was measured at its fair value (agreed sale price) less estimated costs to sell. No impairment loss was recognized during the six months ended June 30, 2025.
General and Administrative Expenses. General and administrative expenses decreased by $0.19 million, to $3.10 million during the six months ended June 30, 2025, compared to $3.29 million during the six months ended June 30, 2024. This decrease is mainly attributed to decreased expenses incurred by the Company mainly related to compensation cost of restricted convertible Series C preferred stock awards in effect under the 2021 Equity Incentive Plan, as amended and restated, decreased annual meeting and legal costs.

Support agreement costs. Support agreement costs in the six months ended June 30, 2024, related to the Support Agreement that we entered into on May 17, 2024 with Sphinx Investment Corp. which provided for a payment of $6.75 million in exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses.

Management fees. Management fees to related parties increased by $0.02 million, to $0.65 million in the six months ended June 30, 2025, compared to $0.63 million in the six months ended June 30, 2024. This variation was mainly due to the acquisition of M/T Zeze Start in September 2024 and was partially offset by the decrease in the size of our fleet period over period and the resulting decrease in our Ownership days. Management fees paid for each period were in accordance with the terms of the management agreements then in place.
Interest income. Interest income decreased by $0.04 million, to $0.22 million in the six months ended June 30, 2025, compared to $0.26 million in the six months ended June 30, 2024. The amount relates solely to interest earned from time deposits.
Impact of Inflation and Interest Rate Increases
Inflation and increased interest rates do not have a material effect on our expenses given current economic conditions and management does not consider inflation or interest rates to be a significant risk to direct costs in the current and foreseeable economic environment. In a shipping downturn, costs subject to inflation and increased interest rates can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices during such periods.
Liquidity and Capital Resources
We have historically financed our capital requirements with cash flow from operations and proceeds from equity offerings. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels and the funding of our chemical tankers’ investment, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and dry-dock surveys, and payments of preferred stock dividends.
As of June 30, 2025, our contractual obligations related to our Series C and Series D preferred shares dividends. During the six months ended June 30, 2025, we paid cash dividends on our Series C and Series D preferred holders in the aggregate amount of $1.19 million which was funded through available cash. Since July 1, 2025, and through the date of this report, we paid cash dividends on our Series C and Series D preferred holders as of record date July 14, 2025, amounting to $0.65 million in the aggregate, which were funded through available cash.
In July 2025, we closed a public offering, the gross proceeds of which before deducting placement agent fees and other offering expenses were approximately $18.00 million.

As of the date of this report, we do not have any debt or capital expenditures for vessel acquisitions, but we incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to the shipyard, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations and comply with international and regulatory standards. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.
 We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations and the payment of dividends on our Series C and Series D preferred stock. We intend to finance our future growth through a combination of available cash, cash generated from operations, and proceeds from equity offerings and borrowings from debt transactions, as deemed appropriate by our management and board of directors.
As at June 30, 2025, working capital, which is current assets minus current liabilities, amounted to $24.82 million.
Cash and cash equivalents as of June 30, 2025, was $25.77 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities of the Company for the six months ended June 30, 2025, amounted to $1.07 million, compared to $3.30 million in the six months ended June 30, 2024, representing a decrease of $2.23 million. This decrease in net cash used in operating activities was attributable to the $2.52 million increase in the six months ended June 30, 2025 of working capital inflows compared to the six months ended June 30, 2024, partially set-off by a decrease of $1.14 million in net income after adjusting for non-cash items during 2025 compared to 2024 and the $1.43 million increase in cash outflows in the periods related to dry dockings.

Net Cash Provided by Investing Activities
Net cash provided by investing activities in the six months ended June 30, 2025 amounted to $20.99 million and represented net cash proceeds of $22.36 million regarding the sale of the M/V Salt Lake City in February 2025 and the M/V Protefs in June 2025, which were partially offset by the payment of $1.37 million regarding the fourth instalment in connection with the chemical tankers investment.
Net cash provided by investing activities in the six months ended June 30, 2024, was nil.

Net Cash Used in Financing Activities

Net cash used in financing activities in the six months ended June 30, 2025, was $1.31 million and comprises from (i) 1.19 million and dividends paid to Series C and Series D preferred holders during the period and (ii) 0.12 million of issuance costs regarding the public offering closed in July 2025.

Net cash used in financing activities in the six months ended June 30, 2024, was $0.74 million and related to dividends paid to Series C and Series D preferred holders during the period.

Index
OCEANPAL INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2025 (unaudited) and December 31, 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,765	$7,160
Accounts receivable trade, net (Note 9)	1,804	3,064
Inventories	170	1,598
Prepaid expenses and other assets, net (Note 6)	1,142	2,198
Insurance claims	46	92
Total current assets	28,927	14,112

FIXED ASSETS:
Vessels, net (Note 5)	43,083	71,263
Total fixed assets	43,083	71,263
OTHER NON-CURRENT ASSETS:
Deferred charges, net	1,836	1,117
Equity method investment (Note 4)	4,325	2,970
Total assets	$78,171	$89,462

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	1,208	1,853
Due to related parties (Notes 3(a),3(b), and 3(d))	331	458
Dividends payable (Note 7(c))	244	177
Accrued liabilities	1,465	2,420
Unearned revenue	856	184
Total current liabilities	4,104	5,092

Commitments and contingencies (Note 6)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 536,342 issued and outstanding as of June 30, 2025, and 533,136 issued and outstanding as of December 31, 2024 (Note 7)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 304,448 issued and outstanding as of June 30, 2025, and 300,199 issued and outstanding as of December 31, 2024 (Note 7)	3	3
Additional paid-in capital (Note 7)	110,624	110,270
Accumulated deficit	(36,565)	(25,908)
Total stockholders’ equity	$74,067	$84,370
Total liabilities and stockholders’ equity	$78,171	$89,462

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the six-month periods ended June 30, 2025, and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2025	June 30, 2024
REVENUES:
Vessel revenues, net (Note 9)	$6,157	$12,424

EXPENSES:
Voyage expenses	1,313	1,417
Vessel operating expenses (Note 10)	5,047	5,580
Depreciation and amortization of deferred charges (Note 5)	3,227	3,444
Loss on sale of vessels (Note 5)	3,435	-
Impairment loss (Note 5)	-	1,087
General and administrative expenses	3,098	3,287
Support agreement costs (Note 3(e))	-	6,750
Management fees (Notes 3(a), 3(b) and 3(d))	651	630
Other operating loss/(income) (Note 6)	39	(4)
Operating loss	$(10,653)	$(9,767)

OTHER INCOME:
Interest income	217	256
Loss on equity method investment (Note 4)	(20)	(15)
Other income	18	15
Total other income, net	$215	$256

Net loss and comprehensive loss	$(10,438)	$(9,511)

Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(219)	(2)
Dividends on Series C Preferred Stock (Note 7(c))	(446)	(327)
Dividends on Series D Preferred Stock (Note 7(c))	(808)	(481)
Loss and comprehensive loss attributable to common stockholders	$(11,911)	$(10,321)

Loss per common share, basic and diluted (Note 8)	$(39.75)	$(34.75)

Weighted average number of common stock, basic and diluted (Note 8)	300,527	298,065

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six-month periods ended June 30, 2025, and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Preferred Stock Series E		Common Stock		Additional
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Accumulated Deficit	Total Equity
BALANCE, December 31, 2023	500,000	$5	5,521	$-	13,738	$-	1,200	$-	297,944	$3	$100,571	$(8,020)	$92,559
Net loss	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$(9,511)	$(9,511)
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(9)	-	-	-	135	-	2	(2)	-
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	3,332	-	-	-	-	-	-	-	1,459	-	1,459
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(481)	-	(481)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(327)	-	(327)
BALANCE, June 30, 2024	500,000	$5	8,853	$-	13,729	$-	1,200	$-	298,079	$3	$101,224	$(17,533)	$83,699

BALANCE, December 31, 2024	500,000	$5	8,853	$-	23,083	$-	1,200	$-	300,199	$3	$110,270	$(25,908)	$84,370
Net loss	-	$-	-	$-	-	$-	-	$-	-	-	-	(10,438)	(10,438)
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(126)	-	-	-	4,249	-	219	(219)	-
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	3,332	-	-	-	-	-	-	-	1,389	-	1,389
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(446)	-	(446)
BALANCE, June 30, 2025	500,000	$5	12,185	$-	22,957	$-	1,200	$-	304,448	$3	$110,624	$(36,565)	$74,067

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2025, and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share)

	June 30, 2025	June 30, 2024
Cash Flows used in Operating Activities:
Net loss	$(10,438)	$(9,511)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of deferred charges (Note 5)	3,227	3,444
Loss on sale of vessels (Note 5)	3,435	-
Impairment Loss (Note 5)	-	1,087
Compensation cost on restricted stock awards (Note 7(c))	1,389	1,459
Loss on equity method investment (Note 4)	20	15
(Increase) / Decrease in:
Accounts receivable, trade, net	1,260	(795)
Inventories	1,428	(19)
Prepaid expenses and other assets, net	1,056	(352)
Insurance claims	46	989
Increase / (Decrease) in:
Accounts payable, trade and other	(645)	258
Due to related parties	(127)	(75)
Accrued liabilities	(955)	146
Unearned revenue	672	60
Dry-dock costs	(1,439)	(5)
Net cash used in Operating Activities	$(1,071)	$(3,299)

Cash Flows provided by/(used in) Investing Activities:
Payment for equity method investment (Note 4)	(1,375)	-
Proceeds from sale of vessel, net (Note 5)	22,364	-
Net cash provided by/(used in) Investing Activities	$20,989	$-

Cash Flows used in Financing Activities:
Payments of dividends on Series C Preferred Stock (Note 7(c))	(379)	(260)
Payments of issuance costs	(126)	-
Payments of dividends on Series D Preferred Stock (Note 7(c))	(808)	(481)
Net cash used in Financing Activities	$(1,313)	$(741)

Net increase/(decrease)increase in cash and cash equivalents	$18,605	$(4,040)
Cash and cash equivalents at beginning of the period	7,160	14,841
Cash and cash equivalents at end of the period	$25,765	$10,801

SUPPLEMENTAL CASH FLOW INFORMATION
Series C Preferred Stock dividends declared, not paid (Note 7(c))	$(244)	$(177)
Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(219)	(2)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying unaudited interim consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly owned subsidiaries (collectively, the “Company”). OP was incorporated on April 15, 2021, under the laws of the Republic of the Marshall Islands. The Company’s shares trade on the Nasdaq Capital Market (or “Nasdaq”) under the ticker symbol “OP”.

Effective August 25, 2025, the Company effected a one-for-twenty five reverse stock split on its then issued and outstanding shares of common stock (Note 13(c)). All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to this reverse stock split, retroactively, as applicable, for all periods presented.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2025 (the “2024 Annual Report”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The consolidated balance sheet as of December 31, 2024, has been derived from the audited consolidated financial statements of the Company as of that date, considering the reverse stock split mentioned above, but does not include all the information and footnotes required by U.S. GAAP for complete financial statements.

Following the acquisition of a tanker vessel in September 2024, the Company has determined that it operates under two reportable segments, one relating to its operations of its dry bulk carrier vessels (dry bulk segment) and one to the operations of its tanker vessel (tanker segment). The accounting policies that apply to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements (Note 11).

The Company is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. Each of the vessels is owned through a separate wholly owned subsidiary. As of June 30, 2025, the Company was the sole owner of all outstanding shares of the following subsidiaries:

•	Cypres Enterprises Corp. (“Cypres”), a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs (Note 5),
•	Darien Compania Armadora S.A. (“Darien”), a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso,
•	Marfort Navigation Company Limited (“Marfort”), a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City (Note 5),
•	Darrit Shipping Company Inc. (“Darrit”), a company incorporated in the Republic of the Marshall Islands on June 2, 2022, which as of June 30, 2025, had no operations,
•	Fiji Shipping Company Inc. (“Fiji”), a company incorporated in the Republic of the Marshall Islands on January 27, 2023, owner of the 2005 built Panamax dry bulk carrier Melia, and
•	Batiki Shipping Company Inc. (“Batiki”), a company incorporated in the Republic of the Marshall lslands on July 10, 2024, owner of the 2009 built MR2 tanker vessel Zeze Start.

The Company operates its dry-bulk fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)), Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)) and its tanker vessel through Sea Transportation Inc. (Note 3(d)) and Anglo-Eastern Shipmanagement (Singapore) Pte. Ltd.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
Uncertainties caused by worldwide health and geopolitical events, and protectionist trade measures: As of June 30, 2025, and to date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 or the armed conflicts in Ukraine and the Middle East and their implications. None of the Company’s contracts have been affected by the events in Ukraine and the Middle East.
The financial reporting implications of those conflicts cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, certain of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain.

The Company is constantly monitoring the developing situations, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures that are driving up energy and commodity prices in the wake of the armed conflicts in Ukraine and the Middle East, which continue to have a moderate effect on the Company’s operating expenses.
The current United States administration has recently indicated the United States may seek to implement more protective trade measures, including in the shipping sector. Among other things, for example, the United States Office of the United States Trade Representative (“USTR”) issued an April 17, 2025 notice of action (the “Notice of Action”), as may be amended from time to time, under which the USTR determined to impose service fees on (i) Chinese vessel operators and vessel owners of China, as further set forth in Annex I to the Notice of Action; (ii) vessel operators of Chinese-built vessels, as set forth in Annex II to the Notice of Action; and (iii) vessel operators of foreign-built vehicle carriers, as set forth in Annex III to the Notice of Action. The USTR service fees are scheduled to take effect on October 14, 2025.  It remains uncertain whether and to what extent further modifications may be proposed as part of the USTR’s actions, and the effect that the USTR’s actions would have on the Company or its industry generally.

There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, among others, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, may significantly reduce global trade, and could adversely impact the Company’s business and financial position.

2. Significant Accounting Policies – Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in the audited consolidated financial statements for the year ended December 31, 2024, as filed with the SEC as part of the 2024 Annual Report. There have been no material changes to these policies or pronouncements in the six-month period ended June 30, 2025, except as discussed below.

Recent Accounting Pronouncements - Not Yet Adopted
In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
3. Transactions with Related Parties

A discussion of the Company’s pre-existing transactions with related parties that did not present any change in the six-month period ended June 30, 2025, can be found in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

(a)	Diana Wilhelmsen Management Limited, or DWM:

Management fees charged by DWM for the six-month periods ended June 30, 2025, and 2024, amounted to $480, and $709, respectively. Of the management fees charged by DWM for the six-month period ended June 30, 2025, and 2024, $445 and $555, respectively, are included in “Management fees” and $35 and $154, respectively, are included in “Voyage expenses”, in the accompanying unaudited interim consolidated statements of comprehensive loss. Technical supervision fees and expenses charged by DWM for the six months ended June 30, 2025, amounted to $6 which are included in “Vessel operating expenses” in the accompanying unaudited interim consolidated statement of comprehensive loss. As of June 30, 2025, and December 31, 2024, amounts of $nil and $21, respectively, were due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

(b)	Steamship Shipbroking Enterprises Inc. or Steamship:

For the six-month periods ended June 30, 2025, and 2024, insurance and administrative management fees amounted to $70 and $75, respectively, and are included in “Management fees” in the accompanying unaudited interim consolidated statements of comprehensive loss. For the six-month periods ended June 30, 2025, and 2024, aggregate brokerage fees amounted to $1,317 and $1,207, respectively. Of the brokerage fees charged by Steamship for the six-month periods ended June 30, 2025, and 2024, $900 and $900, respectively, are included in “General and administrative expenses”, $70 and $307, respectively, are included in “Voyage expenses”, and $347 and $nil, are included in “Loss on sale of vessels” in the accompanying unaudited interim consolidated statements of comprehensive loss (Note 5).

For the six-month periods ended June 30, 2025, and 2024, accrued performance bonuses of $112 and $114, respectively, are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive loss. As of June 30, 2025, and December 31, 2024, there was an amount of $326 and $436, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding service fees and also resulting from amounts paid by Steamship on behalf of the Company.

(c)	Altair Travel Agency S.A. (“Altair”):

Travel expenses charged by Altair for the six months ended June 30, 2025, and 2024, amounted to $26 and $23, respectively, and are mainly included in “Vessel operating expenses” and “Deferred charges, net” in the accompanying unaudited interim consolidated financial statements.

(d)	Sea Transportation Inc. (“START”)

For the six-month periods ended June 30, 2025, and 2024, aggregate commercial service fees amounted to $150 and $nil, respectively, of which $96 are included in “Voyage expenses” and $54 are included in “Management fees” in the accompanying 2025 unaudited interim consolidated statement of comprehensive loss. As of June 30, 2025, and December 31, 2024, there was an amount of $4 and $1, respectively, due to START, included in “Due to related parties” in the accompanying consolidated balance sheets.

(e)	Support Agreement with Sphinx Investment Corp (“Sphinx”)

On May 17, 2024, the Company entered into a support agreement with Sphinx, a company affiliated with Mr. George Economou who, as of the date of the agreement owned 14.1% of the Company’s outstanding common stock (the “Support Agreement”). The Support Agreement was unanimously approved by the Company’s Board. Pursuant to the Support Agreement, Sphinx has agreed to withdraw its shareholder proposals and director nominations contained in its prior notice delivered to the Company in respect of the Company’s 2024 Annual Meeting of Shareholders, held on May 17, 2024, and to commit to voting in favor of the Board’s slate of recommended directors and with respect to certain other proposals at each Company shareholder meeting through the 2029 annual meeting of the Company’s shareholders. In addition, Sphinx and the Company have agreed on a non-binding basis to a structure for the provision by Mr. Economou of strategic advice to the Board with respect to future opportunities for creating shareholder value. In exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses, the Company agreed to pay Sphinx a non-refundable sum of $6,750 which is presented in “Support Agreement costs” in the accompanying unaudited interim consolidated statement of comprehensive loss for the six-month period ended June 30, 2024. Pursuant to the Support Agreement, the Company agreed not to convert, among other securities, preferred shares held by its directors and officers into common shares from the time of the execution of the Support Agreement to the first anniversary thereof (i.e. May 17, 2025). The agreement also includes customary standstill provisions, mutual releases, and non-disparagement terms, among others.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
4. Equity Method Investment

Details on the Company’s 27.5% investment in RFSea Infrastructure AS II (“RFSea”), accounted for by the equity method of accounting, are discussed in Note 4 of the 2024 Annual Report. On March 18, 2025, the Company paid the final installment due in connection with its chemical tankers’ investment amounting to $1,375. As of June 30, 2025, and December 31, 2024, the investment in RFSea amounted to $4,325 and $2,970, respectively, and is presented in “Equity method investment” in the accompanying consolidated balance sheets. For the six months ended June 30, 2025, and 2024, the loss from this investment amounted to $20 and $15, respectively, and is presented in “Loss on equity method investment” in the accompanying unaudited interim consolidated statements of comprehensive loss. The Company’s maximum exposure to a loss as a result of its investment in RFSea, is limited to its committed amounted in this investment, $4,125.

5. Vessels, net

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2024	$82,462	$(11,199)	$71,263
- Vessel disposal	(33,713)	8,345	(25,368)
- Depreciation for the period	-	(2,812)	(2,812)
Balance, June 30, 2025	$48,749	$(5,666)	$43,083

Vessel disposal

On January 21, 2025, the Company, through its wholly owned subsidiary Marfort, entered into an agreement with an unaffiliated party to sell the vessel M/V Salt Lake City for a sale price of $16,100, before commissions and other sale expenses. The vessel was delivered to its buyers on February 13, 2025. Upon conclusion of the sale, the Company recognized a loss of $662 related to the sale, being the difference of the sale price and i) its carrying amount and unamortized dry-docking costs as of the delivery date of $16,356 plus ii) commissions and other sale expenses of $406, which is separately reflected in “Loss on sale of vessels” in the accompanying 2025 unaudited interim consolidated statement of comprehensive loss.

On June 2, 2025, the Company, through its wholly owned subsidiary Cypres, entered into an agreement with an unaffiliated party to sell the vessel M/V Protefs for a sale price of $7,000, before commissions and other sale expenses. The vessel was delivered to its buyers on June 12, 2025. Upon conclusion of the sale, the Company recognized a loss of $2,773 related to the sale, being the difference of the sale price and i) its carrying amount and unamortized dry-docking costs as of the delivery date of $9,443 plus ii) commissions and other sale expenses of $330, which is separately reflected in “Loss on sale of vessels” in the accompanying 2025 unaudited interim consolidated statement of comprehensive loss.

Vessel impairment

On April 30, 2024, the Company, through its wholly owned subsidiary Darrit, entered into an agreement with an unrelated party to sell the vessel Baltimore for a sale price of $18,250, before commissions and other sale expenses. On April 25, 2024, according to the provisions of ASC 360, the vessel was classified in current assets as held for sale and was measured at its fair value (as determined through Level 1 inputs of the fair value hierarchy by reference to its agreed sale price as per the memorandum of agreement terms) less estimated costs to sell, which was lower than the vessel’s carrying amount. Such classification resulted in an impairment loss of $1,087 which is separately presented in “Impairment loss” in the accompanying unaudited interim consolidated statement of comprehensive loss for the six-month period ended June 30, 2024. No additional impairment loss was recognized upon remeasurement on June 30, 2024. No impairment loss was recognized during the six-month period ended June 30, 2025.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
6. Commitments and Contingencies

(a)          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance, and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to estimated total calls payable to their P&I Association and may be subject to supplementary calls which are calculated as a percentage of the net estimated total calls for each year and after deducting any applicable rebates, laid up returns and other deductions. A decision to levy supplementary calls is made by the Board of Directors of the Association at any time during or after the end of the relevant policy year. There is no limit to the number or amount of supplementary calls that can be levied in respect of a policy year. Supplementary calls, if any, are issued when they are announced and according to the period they relate to. The Company, so far, has not been made aware of any supplementary calls outstanding in respect of any policy year.

The Company has an open balance from a dispute with one charterer for revenues recognized during 2022, which as of June 30, 2025, and December 31, 2024, amounted to $116 and is included in “Prepaid expenses” and other assets, net, in the accompanying consolidated balance sheets. In May 2024, in connection with its previously outstanding balance as of December 31, 2023 regarding another dispute with one of its charterers amounting to $120, the Company reached an amicable settlement in the amount of $111 and recorded, as a result, in six months ended June 30, 2024, an additional loss of $9 which is included in “Other operating loss/(income)” in the accompanying 2024 unaudited interim consolidated statement of comprehensive loss. No additional loss contingency or allowance was recorded in the six-month period ended June 30, 2025.

(b)          As of June 30, 2025, all of the Company’s vessels were fixed under time charter agreements, considered as operating leases and accounted for as per the provisions of ASC 842. The minimum contracted revenues expected to be generated (gross of charterers’ commissions), based on the existing commitments to non-cancelable time charter contracts as of June 30, 2025, and until their earliest expiration dates, all falling within 2025, were estimated at $2,157.

7. Capital Stock and Changes in Capital Accounts

Details of the Company’s previous changes in capital accounts can be found in Note 7 of the audited consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. There have been no material changes to these in the six-month period ended June 30, 2025, except for as discussed below:

(a)	Common Stock

As of June 30, 2025, and December 31, 2024, 304,448 and 300,199, respectively, shares of common stock were issued and outstanding (all shares of common stock in registered form). On May 20, 2025, during the Company’s annual meeting of shareholders, the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board to effect one or more reverse stock splits of the Company’s issued common shares, in the aggregate ratio of not more than 1-for-500, with the exact ratio to be determined by the Board in its discretion was approved.

Receipt of Nasdaq Notice:

On April 17, 2025, the Company received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until October 14, 2025.  As of June 29, 2025, the Company’s common stock has remained at $1.00 per share or higher for ten consecutive business days. As such, on June 30, 2025, the Company received a letter from Nasdaq confirming that it regained compliance with the minimum bid price requirement.

(b)	Warrants

Pursuant to the February 2023 Registered Direct Offering and Concurrent Private Placement (as defined in the 2024 Annual Report) and the January 2022 Underwritten Public Offering, as of June 30, 2025, i) 14,474,000 Class A warrants to purchase 2,895 common shares remained available for exercise with an exercise price of $3,850 dollars per common share, and ii) 15,000,000 Class B warrants to purchase 30,000 common shares remained available for exercise with an exercise price of $505 dollars per common share.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
(c)	Preferred Stock

As of June 30, 2025, and December 31, 2024, the Company’s authorized preferred stock consisted of 100,000,000 shares of preferred stock, par value $0.01 per share, designated as Series A Participating Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. As of June 30, 2025, and December 31, 2024, there were no Series A Participating Preferred Stock issued and outstanding.

(i)	Series B Preferred Stock

As of June 30, 2025, the Company had outstanding 500,000 Series B Preferred Stock, with par value $0.01 per share, issued to Diana Shipping Inc. The Series B Preferred Stock votes with the common shares of the Company, and each share of Series B Preferred Stock entitles the holder thereof to 2,000 votes on all matters on which the Company’s stockholders are entitled to vote of up to 34% of the total number of votes entitled to be cast for all matters for which the Company’s stockholders are entitled to vote on, but with no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Company’s stockholders, the number of votes of the Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Furthermore, the Series B Preferred Stock has no dividend, distribution or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates or successors.

(ii)	Series C Preferred Stock

The Series C Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, the Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $32,500 dollars (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after their issuance date in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs) of the Company. The Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designations of the Series C Preferred Stock. The holder, however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

The Series C Preferred Stock is not mandatorily redeemable and does not meet any other criteria under ASC 480 to be classified as liability, and under the Company’s assessment is classified in permanent equity, according to the Company’s accounting policy. In particular, the Company assessed that certain of the aforementioned features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required or falling under the scope exceptions from derivative accounting.

On March 12, 2025, the Company awarded and granted its directors with 3,332 Series C Preferred Stock, as per the terms of the amended and restated Equity Incentive Plan (refer to (iv) below).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
As a result, as of June 30, 2025, the Company had 12,185 shares of Series C Preferred Stock issued and outstanding with par value of $0.01 per share, while, as of the same date, 4,998 shares of Series C Preferred Stock awarded under the amended and restated 2021 Equity Incentive Plan remained unvested.

As of June 30, 2025, the Series C Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 at inception, were determined of de minimis value upon reassessment as of June 30, 2025.

Dividend payments and declarations on Series C Preferred Stock:

During the six-month period ended June 30, 2025, the Company declared cash dividends on its Series C preferred stock of $446, of which $202 were paid in the same period (Note 13 (a)). Also, during the six-month period ended June 30, 2025, the Company paid cash dividends on its Series C preferred stock of $177 which were declared in late 2024.

During the six-month period ended June 30, 2024, the Company declared cash dividends on its Series C preferred stock of $327, of which $150 were paid in the same period. Also, during the six-month period ended June 30, 2024, the Company paid cash dividends on its Series C preferred stock of $110 which were declared in late 2023.

(iii)	Series D Preferred Stock

The Series D Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. The Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

Series D Preferred Stock redemptions:

During the period from January 1, 2025, to June 30, 2025, holders of the Company’s Series D preferred stock unaffiliated with the Company, exercised their right to redeem 126 Series D Preferred Stock to common stock, resulting in the issuance of 4,249 shares of common stock of the Company and a deemed dividend of $219 to Series D preferred holders, being the excess value of the shares of common stock of (determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series D Preferred Stock for issuance of common stock)) as compared to the carrying value of the Series D Preferred Stock redeemed.

Following the conclusion of the above transactions, as of June 30, 2025, the Company had 22,957 shares of Series D Preferred Stock issued and outstanding.

As of June 30, 2025, the Series D Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of June 30, 2025.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
Dividend payments and declarations on Series D Preferred Stock:

During the six-month period ended June 30, 2025, the Company declared and paid cash dividends of $17.5 per share on its Series D preferred stock aggregating the amount of $808 and $808, respectively.

During the six-month period ended June 30, 2024, the Company declared and paid cash dividends of $17.5 per share on its Series D preferred stock aggregating the amount of $481 and $481, respectively.

(iv)	Equity Incentive Plan

As mentioned above, on March 12, 2025, the Company, pursuant to the amended and restated Equity Incentive Plan, granted to its directors a restricted stock award of 3,332 shares of Series C preferred stock for a fair value of $3,015, as annual bonus. The cost of this award is expected to be recognized in comprehensive loss ratably over the restricted shares’ two-year vesting period.

The fair value of the above instrument issued by the Company, was based as of its measurement date on the present values of the future cash outflows derived from (i) the dividends payable under the equity instrument through the first eligible optional conversion date (Note 12 (c) (ii)), and (ii) the instrument’s liquidation proceeds. In determining the fair value of the respective restricted stock award, the Company applied a discount factor of 12.48%, based on (i) risk free rate of 4.07% and (ii) credit spread of 8.41%, adjusted for the liquidation proceeds by a further 6.2% discount for lack of marketability in the Company’s shares, calculated using the Company’s six months historical volatility of approximately 48% as of the date of the issuance.

Movement of Series C Preferred Stock awards

Number of shares of Series C Preferred Stock
Unvested as of December 31, 2024	4,998
Granted	3,332
Vested	(3,332)
Unvested as of June 30, 2025	4,998

On March 11, 2025, the Company amended and restated its 2021 Equity Incentive Plan so that the maximum aggregate number of shares Series C Preferred Stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, as amended and restated, is 25,000.

As of June 30, 2025, 13,022 shares of Series C Preferred Stock and 80,000 shares of common stock remained reserved for issuance according to the Company’s amended and restated Equity Incentive Plan. For the six-month periods ended June 30, 2025, and 2024, compensation cost on restricted stock awards amounted to $1,389 and $1,459, respectively, and is included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive loss. As of June 30, 2025, and December 31, 2024, the total unrecognized compensation cost relating to the Company’s outstanding restricted stock awards was $3,457 and $1,832, respectively. As of June 30, 2025, the average period over which the total compensation cost related to non-vested restricted stock, was expected to be recognized, was 1.17 years.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
(v)	Series E Preferred Stock

The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of the Company’s common stock at a conversion price equal to the 10-trading day trailing VWAP of the Company’s common stock, subject to certain adjustments, at any time after (i) the cancellation of all of the Company’s Series B Preferred Stock or (ii) the transfer for all of the Company’s Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the Company’s prior consent.

As of June 30, 2025, the Company had outstanding 1,200 shares of Series E Preferred Stock, with par value $0.01 per share, issued to an entity affiliated with the Company’s Chairperson.

8. Loss per Common Share

All of the Company’s issued and outstanding common stock (including any restricted shares issued under the Company’s amended and restated equity incentive plan) have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, the Class A warrants are entitled to receive dividends, if and when declared, which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. The Class A warrants do not participate in losses. For the six months ended June 30, 2025, the Company declared aggregate cash dividends on its Series C preferred stock of $446. With regards to the Series D preferred stock, during the six months ended June 30, 2025, the Company declared and paid aggregate cash dividends of $808 and $808, respectively, which excludes any amounts accrued in prior periods, as applicable. Also, during the six-month period ended June 30, 2025, Series D preferred stockholders redeemed 126 shares of Series D preferred stock, for which the Company recorded deemed dividends amounting to $219. For the six months ended June 30, 2024, the Company declared aggregate cash dividends on its Series C preferred stock of $327. With regards to the Series D preferred stock, during the six months ended June 30, 2024, the Company declared and paid aggregate cash dividends of $481 and $481, respectively, which excludes any amounts accrued in prior periods, as applicable. Also, during the six-month period ended June 30, 2024, Series D preferred stockholders redeemed nine shares of Series D preferred stock, for which the Company recorded deemed dividends amounting to $2. No dividends were declared on the Company’s common stock and its Class A warrants during the six-month periods ended June 30, 2025, and 2024.

For the six months ended June 30, 2025, and 2024, the calculation of basic loss per share does not treat the non-vested shares (considered non-participating securities) as outstanding until the time/service-based vesting restrictions have lapsed. The dilutive effect, if any, of the Company’s share-based compensation arrangements (following assumed conversion of the Series C preferred stock to common under the “if converted method”) and the Class A and Class B warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect, if any, from the conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, in accordance with the terms of the respective agreements governing the Series C and Series D preferred stock. The dilutive effect, if any, from the conversion of outstanding Series E Preferred Stock is calculated with the “if converted” method, to the extent the contingencies triggering such conversion are satisfied by the end of the reporting period. Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. During the six months ended June 30, 2025 and 2024, no incremental shares were calculated from the application of the treasury stock method on i) the Class A and Class B warrants and ii) the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, because to do so would be anti-dilutive. In addition, for the six months ended June 30, 2025, and 2024, the Company has not applied the if converted method to the Series E Preferred Stock, since none of the contingencies triggering such conversion were met as of June 30, 2025 and 2024, respectively.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
Also, net loss in each period is adjusted by the amount of dividends declared and/or accumulated on the Series C and D preferred stock, deemed dividends on the Series C and Series D preferred stock in connection with redemptions incurred in the period, dividends on Class A warrants and undistributed earnings on Class A warrants, as applicable in each period, as follows:
	June 30, 2025	June 30, 2024
Net loss and comprehensive loss	$(10,438)	$(9,511)
Less deemed dividend upon redemption of Series D Preferred Stock	(219)	(2)
Less dividends on Series C Preferred Stock	(446)	(327)
Less dividends on Series D Preferred Stock	(808)	(481)
Net loss and comprehensive loss attributable to common stockholders for basic and diluted loss per share purposes	$(11,911)	$(10,321)

Weighted average number of common stock, basic and diluted	300,527	298,065
Loss per share, basic and diluted	$(39.75)	$(34.75)

9. Vessel Revenues, net – Accounts receivable trade, net

The following table includes the voyage revenues earned by the Company by type of contract (time charter, voyage charter) in each of the six-month periods ended June 30, 2025, and 2024, as presented in the accompanying unaudited interim consolidated statements of comprehensive loss:

	June 30, 2025	June 30,2024
Time charter revenues	5,301	12,424
Voyage charter revenues	856	-
Total Vessel Revenues	$6,157	$12,424

The following table includes the balance of Accounts receivable trade, net, as of June 30, 2025, and December 31, 2024.

	June 30, 2025	December 31,2024
Time charter	1,658	3,024
Voyage charter	146	40
Total Accounts receivable trade, net	$1,804	$3,064

10. Vessel Operating Expenses

The amounts reflected in “Vessel Operating expenses” in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	June 30,	June 30,
Vessel Operating Expenses	2025	2024
Crew & crew related costs	$2,740	$2,958
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,330	1,362
Lubricants	182	332
Insurances	291	439
Annual taxes and registration fees	87	128
Other	417	361
Total Vessel operating expenses	$5,047	$5,580

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)

11. Segment information

The Company has determined that it operates under two reportable segments from which it derives its revenues, the dry bulk segment and the tanker segment. Details on the Company’s segment reporting, evaluation and performance assessment by management and chief operation decision-makers are discussed in the 2024 Annual Report. The table below presents information about the Company’s reportable segments for the six months ended June 30, 2025, and 2024. Segment results are evaluated based on income/ (loss) from operations.

	June 30, 2025			June 30, 2024
	Dry Bulk segment	Tanker segment	Total	Dry Bulk segment
-Time charter revenues	$2,910	$2,391	$5,301	$12,424
-Voyage charter revenues	-	856	856	-
Vessel revenues, net	$2,910	$3,247	$6,157	$12,424
Voyage expenses	697	616	1,313	1,417
Vessel operating expenses	3,954	1,093	5,047	5,580
Depreciation and amortization of deferred charges	2,056	1,171	3,227	3,444
Loss on sale of vessels	3,435	-	3,435	-
Impairment Loss	-	-	-	1,087
General and administrative expenses	4	2	6	4
Management fees	454	137	591	570
Other operating (income)/loss	(4)	31	27	(3)
Segments’ operating (loss)/income	$(7,686)	$197	$(7,489)	$325
Less: Unallocated general and administrative expenses (1)	-	-	(3,104)	(3,282)
Less: Unallocated management fees (1)	-	-	(60)	(60)
Less: Unallocated Support agreement costs (1)	-	-	-	(6,750)
Total consolidated operating loss			$(10,653)	$(9,767)

(1)	Refers to general and administrative expenses, management fees, support agreement costs and other operating loss of the parent company, OceanPal Inc.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of June 30, 2025, and December 31, 2024, is as follows:

	June 30, 2025	December 31, 2024
Dry bulk segment	$23,207	$53,205
Tanker segment	25,373	26,873
Cash and cash equivalents (1)	24,981	6,284
Equity method investment (1)	4,325	2,970
Deferred charges, net (1)	183	-
Prepaid expenses and other current assets, net (1)	102	130
Total consolidated assets	$78,171	$89,462

(1)	Refers to the assets of the parent company, OceanPal Inc.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)

12. Financial Instruments and Fair Value Disclosures

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and amounts due from related parties. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon several factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable and related parties by performing ongoing credit evaluations of these counterparties’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the six-month periods ended June 30, 2025 and 2024, charterers that individually accounted for 10% or more of the Company’s revenues, were as follows:

Charterer- Segment	Six months ended June 30, 2025	Six months ended June 30, 2024
A- Tanker	39%	-
B- Tanker	14%	-
C- Dry bulk	22%	-
D- Dry bulk	-	23%
E- Dry bulk	-	20%
F- Dry bulk	-	14%
G- Dry bulk	-	12%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $1,773, and $2,114 as of June 30, 2025, and 2024, respectively.

Fair value of assets and liabilities

The principal financial assets of the Company consist of cash at banks, accounts receivable trade, net, insurance claims, and amounts due from related party(ies). The principal financial liabilities of the Company consist of accounts payable, trade and other, and amounts due to related party(ies).

Cash and cash equivalents, accounts receivable trade, net, insurance claims, amounts due from related party/(ies) and accounts payable, trade and other: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except share, per share, and warrants’ data, unless otherwise stated)
13. Subsequent Events

(a)	Dividend Payments on Series C and Series D Preferred Stock

On July 15, 2025, the Company paid a quarterly cash dividend of $17.5 per share, or $402 in the aggregate, on its then outstanding 22,957 Series D Preferred Stock to Series D Preferred Stockholders of record date July 14, 2025, for the period from April 15, 2025, to July 14, 2025, inclusive.

On July 15, 2025, the Company paid a quarterly cash dividend of $20.0 per share, or $244 in the aggregate, on its then outstanding 12,185 Series C Preferred Stock to Series C Preferred Stockholders of record date July 14, 2025, for the period from April 15, 2025, to July 14, 2025, inclusive.

(b)	Public Offering

On July 22, 2025, the Company closed a public offering of 10,975,600 units at a price of $1.64 per unit, twenty five units consisting of one common share (following the effect of the reverse stock split discussed in (c) below), par value $0.01 per share, of the Company and one Class C Warrant to purchase one common share.

The Class C Warrants were immediately exercisable, subject to certain beneficial ownership provisions, and are exercisable until the three year anniversary of the date of issuance at an exercise price equal to 225% of the public offering price. The common shares and accompanying Class C Warrants were issued separately. In addition, the Underwriter was granted a 45-day option to purchase up to 65,854 additional common shares at the offering price of $40.75 per share and/or up to 1,646,340 Class C Warrants (the “Over-allotment option”), which was partially exercised on July 22, 2025. 439,024 common shares were issued as of closing on July 22, 2025. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $18,000.

The Class C Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class C Warrant for no additional cash consideration. Based on the combination of these features, up to September 4, 2025, substantially all of the Class C Warrants (including those issued under the partial exercise of the Over-allotment option) have been exercised via such cashless mechanism and the Company issued an additional 5,952,630 common shares. The remaining Class C Warrants can be exercised for up to 267 common shares.

(c)	Reverse stock split

Effective August 25, 2025, the Company effected a one-for-twenty five reverse stock split on its issued and outstanding common stock. The Company’s common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on August 25, 2025. The one-for-twenty five ratio was approved by the Company’s Board on August 6, 2025. As a result of this reverse stock split, on August 25, 2025, the number of the Company’s issued and outstanding common shares was reduced from 167,402,561 to 6,696,039 with no change in the number of the Company’s authorized shares or the par value of the Company’s common stock.